As confidentially submitted to the Securities and Exchange Commission on December 30, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Reliance Global Group, Inc.

(Exact name of registrant as specified in its charter)

Florida	6411	46-3390293
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

300 Blvd. of the Americas, Suite 105 Lakewood, NJ 08701

732- 380-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mr. Ezra Beyman

Chief Executive Officer

300 Blvd. of the Americas, Suite 105 Lakewood, NJ 08701

732-380-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07712

(732) 755-0146

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-Accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2025

RELIANCE GLOBAL GROUP, INC.

UP TO [        ] SHARES OF COMMON STOCK

UP TO [  ] PRE-FUNDED WARRANTSTO PURCHASE UP TO [  ] SHARES OF COMMON STOCK

UP TO [  ] PLACEMENT AGENT WARRANTS TO PURCHASE UP TO [  ] SHARES OF COMMON STOCK

AND UP TO [  ] SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF PRE-FUNDED WARRANTS AND PLACEMENT AGENT WARRANTS

We are offering on a best-efforts basis up to [●] shares of our common stock, par value $0.086 per share (the “Shares”), at an assumed public offering price of $[●] per Share, equal to the last reported sale price of our common stock, par value, $0.086 per share (the “Common Stock”) on the Nasdaq Capital Market (“Nasdaq”) on [●], 2025.

We are also offering to each purchaser of Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding shares of Common Stock immediately following the consummation of this offering the opportunity to purchase pre-funded warrants (the “Pre-Funded Warrants,” and together with the Shares, the “Securities”) (in lieu of Shares of Common Stock). A holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates (and certain related parties), would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one share of Common Stock. The purchase price of each Pre-Funded Warrant will be equal to the price per Share, minus $0.001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Shares we are offering will be decreased on a one-for-one basis. See “Description of Securities Being Registered—Pre-Funded Warrants” in this prospectus for more information.

We are also registering the shares of Common Stock issuable from time to time upon the exercise of the Pre-Funded Warrants offered hereby.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “RELI.” On [●], 2025, the last reported sale price of our Common Stock on Nasdaq was $[●] per share. There is no established public trading market for the Pre-Funded Warrants. We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

The public offering price for the Securities in this offering will be determined at the time of pricing, and may be at a discount to the then current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

This offering will terminate on [●], unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date.

The Securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two business days following the commencement of this offering and we will deliver all Securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the placement agent has made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the Securities offered hereunder. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan.

We have engaged [●] as our exclusive placement agent (“[●]” or the “placement agent”) to use its reasonable best efforts to solicit offers to purchase our Securities in this offering. The placement agent is not purchasing or selling any of the Securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the Securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the placement agent the placement agent fees set forth in the table below. See “Plan of Distribution” on page 15 of this prospectus for more information.

		Per Share		Per Pre-Funded Warrant		Total
Public offering price	$		$		$
Placement agent fees (1)	$		$		$
Proceeds, before expenses, to us	$		$		$

(1)	In connection with this offering, we have agreed to pay to the placement agent a cash fee equal to 7.0% of the gross proceeds of the offering and a management fee of 1.0% of the gross proceeds of the offering. We have also agreed to reimburse the placement agent up to $100,000 for accountable expenses, $10,000 for non-accountable expenses and for its clearing expenses in the amount of $15,950 in connection with its engagement as placement agent. In addition, we have agreed to issue to the placement agent, or its designees, warrants to purchase a number of shares of our common stock equal to 7.0% of the aggregate number of shares of common stock and pre-funded warrants sold to the investors in this offering at an exercise price equal to 125% of the public offering price per share of common stock (the “Placement Agent Warrants”). See “Plan of Distribution.”

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties referenced under the heading “Risk Factors” beginning on page 8 of this prospectus and in the other documents that are incorporated by reference into this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2025.

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ABOUT THIS PROSPECTUS

Unless the context otherwise requires, references in this prospectus to “Reliance,” “the Company,” “we,” “us” and “our” refer to Reliance Global Group, Inc. and our subsidiaries. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our securities.

We have not, and the underwriter has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: We have not, and the underwriter has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus and the information incorporated by reference into this prospectus may contain references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriter is not, making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

The Company’s brand and product names contained in this prospectus are trademarks, registered trademarks, or service marks of Reliance Global Group, Inc. or its subsidiaries.

All other trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference herein are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owner. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement, of which this prospectus forms a part, contains forward-looking statements. All statements other than statements of historical fact contained herein, including statements regarding our business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, including our capital allocation and investment activities, are forward-looking statements. Words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will actually be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	our need to raise additional capital, which may not be available on acceptable terms or at all;
●	our ability to maintain the listing of our common stock and warrants on the Nasdaq Capital Market;
●	volatility in the price of our securities due to changes in the capital markets, our industry, or our capital structure;
●	our ability to execute on our acquisition strategy and integrate acquired businesses successfully;
●	our ability to retain key personnel and effectively manage growth;
●	the risk that we and our agency partners are unable to generate expected revenues or margins;
●	risks associated with the insurance brokerage industry, including carrier concentration, regulation, competition, and cyclicality;
●	the impact of economic conditions, inflation, and interest rate trends on our operations and customer demand;
●	potential disruptions due to cybersecurity incidents or system failures;
●	risks associated with legal proceedings and compliance obligations;
●	risks associated with our direct or indirect exposure to digital assets, including cryptocurrencies, such as extreme price volatility, potential illiquidity, evolving and uncertain regulatory treatment, custody and security risks, and the potential for impairment charges on such assets; and
●	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or information incorporated by reference into this prospectus from our filings with the Securities and Exchange Commission, or SEC, listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before purchasing our securities in this offering and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference into this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety, including the “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before purchasing our securities in this offering. Unless the context requires otherwise, references in this prospectus to “Reliance,” “Company,” “we,” “us” or “our” refer to Reliance Global Group, Inc., a Florida corporation and its subsidiaries.

Business Overview

Reliance Global Group, Inc. was incorporated in Florida on August 2, 2013 under the name Ethos Media Network, Inc. In September 2018, Reliance Holdings, purchased a controlling interest in the Company. Ethos Media Network, Inc. was renamed Reliance Global Group, Inc. on October 18, 2018.

We operate as a diversified company engaging in business in the insurance market, as well as other related sectors. Our focus is to grow the Company by pursuing an aggressive acquisition strategy, initially and primarily focused upon wholesale and retail insurance agencies. We are led and advised by a management team that offers over 100 years of combined business expertise in real estate, insurance, and the financial service industry.

In the insurance sector, our management has extensive experience acquiring and managing insurance portfolios in several states, as well as developing specialized programs targeting niche markets. Our primary strategy is to identify specific risk to reward arbitrage opportunities and develop these on a national platform, thereby increasing revenues and returns, and then identify and acquire undervalued wholesale and retail insurance agencies with operations in growing or underserved segments, expand and optimize their operations, and achieve asset value appreciation while generating interim cash flows.

As part of our growth and acquisition strategy, we continue to survey the current insurance market for value-add acquisition opportunities. To date we maintain eight insurance agencies and long term, we seek to conduct all transactions and acquisitions through our direct operations.

Over the next 12 months, we plan to focus on the expansion and growth of our business through continued asset acquisitions in insurance markets and organic growth of our current insurance operations through geographic expansion and market share growth.

Further, we launched our 5MinuteInsure.com (“5MI”) Insurtech platform during 2021 which expanded our national footprint. 5MI is a high-tech proprietary tool developed by us as a business to consumer portal which enables consumers to instantly compare quotes from multiple carriers and purchase their car and home insurance in a time efficient and effective manner. 5MI taps into the growing number of online shoppers and utilizes advanced artificial intelligence and data mining techniques, to provide competitive insurance quotes in around 5 minutes with minimal data input needed from the consumer. The platform launched during the summer of 2021 and currently operates in 46 states offering coverage with more than 30 highly rated insurance carriers.

With the acquisition of Barra, we launched RELI Exchange, our business-to-business (B2B) InsurTech platform and agency partner network that builds on the artificial intelligence and data mining backbone of 5MinuteInsure.com. Through RELI Exchange we on-board agency partners and provide them an InsurTech platform white labeled, designed and branded specifically for their business. This combines the best of digital and human capabilities by providing our agency partners and their customers quotes from multiple carriers within minutes. Since its inception, RELI Exchange, has increased its agent roster by close to 300%.

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Recent Developments

Digital Asset Treasury (DAT)

On September 9, 2025, the Board of Directors approved the adoption of a digital asset treasury strategy and a digital asset treasury policy. Under this strategy and policy, the Company may allocate a portion of its treasury funds to acquire cryptocurrencies, including leading digital assets such as Bitcoin, Ethereum and Solana, and may evaluate opportunities to tokenize insurance-linked assets.

In connection with the policy, the Board approved the formation of a Crypto Advisory Board (the “CAB”) to manage, oversee and advise management and the Board on the ongoing development of the Company’s digital-asset treasury strategy and related initiatives. The Board appointed Alex Blumenfrucht, an independent director, and Moshe Fishman, a senior vice president of the Company, as the initial members of the CAB.

On September 16, 2025, the Company entered into an Interim Crypto Purchase Agreement with Mr. Fishman, pursuant to which, solely as directed in writing by the CAB, Mr. Fishman could use his personal cryptocurrency trading accounts on an interim basis to facilitate purchases of digital assets on behalf of the Company while the Company completed opening its institutional cryptocurrency account. From the time of purchase, all right, title and interest in the digital assets belonged exclusively to the Company; the assets were held in Mr. Fishman’s account solely for the Company’s benefit. The Company agreed to reimburse Mr. Fishman for the actual purchase price and reasonable, documented transaction fees, and no compensation was payable to Mr. Fishman for services under the agreement. The agreement provided that all activities would be conducted in compliance with the Company’s Insider Trading Policy and applicable law, and it terminated upon the earlier of (i) completion of the transfer of all such assets to the Company’s institutional account or (ii) October 30, 2025 (unless extended by Audit Committee approval). The agreement terminated in accordance with its terms on October 30, 2025.

On September 17, 2025, the Company completed its initial purchase of Ethereum (ETH) under the DAT initiative. On September 29, 2025, the Company completed its first purchase of Bitcoin (BTC), following prior purchases of ETH and Cardano (ADA). On September 30, 2025, the Company completed a purchase of XRP, the native token of the XRP Ledger, as part of the DAT initiative. These digital assets purchased pursuant to the Interim Crypto Purchase Agreement are reflected in the Company’s condensed consolidated balance sheets as digital assets owned by the Company with any related unearned gains or losses reflected in the condensed consolidated statements of operations for the three and nine month periods ended, September 30, 2025. During October 2025, the Company opened its institutional cryptocurrency account and Mr. Fishman transferred all digital assets purchased pursuant to the Interim Crypto Purchase Agreement to the Company’s account. During the fourth quarter of 2025, the Company replaced all of its then held digital assets with Zcash.

On November 18, 2025, the Company entered into an Advisory Agreement (the “Advisory Agreement”) with Convergence Strategy Partners, LLC, a Wyoming limited liability company (the “Advisor”). Under the Advisory Agreement, the Advisor will provide strategic advisory services to the Company in connection with the Company’s Digital Asset Treasury (“DAT”) program and related digital asset, blockchain and capital markets initiatives, and will cause its president, Blake Janover, to serve as Chairperson of the Company’s Crypto Advisory Board (the “CAB”). The Advisory Agreement has a term of six months, unless earlier terminated in accordance with its terms, and provides that the Advisor is engaged as an independent contractor and not as an employee, partner or agent of the Company.

As consideration for the services, the Company agreed to issue to the Advisor (or its designee) an aggregate of 450,000 shares of the Company’s Common Stock (the “Advisory Shares”), 135,000 of which are subject to forfeiture upon certain terminations of the Advisory Agreement, as described therein. The Advisory Agreement also provides the Advisor with customary “piggyback” registration rights with respect to the Advisory Shares, subject to the consent of any primary selling securityholder(s) in the relevant registration and to customary underwriter cutback and priority provisions.

Special Cash Dividend

On September 26, 2025, the Company’s Board of Directors declared a one-time cash dividend of $0.03 per share on the Company’s outstanding Common Stock, payable to shareholders of record as of October 30, 2025, which totaled approximately $388,000, inclusive of the Company’s warrant holders entitled to receive dividends for their underlying warrant shares, with payment scheduled and where payment occurred on December 2, 2025.

Equity Line of Credit (ELOC)

On August 26, 2025, the Company entered into a Common Stock Purchase Agreement (the “ELOC”) and a related Registration Rights Agreement (together, the “White Lion Agreements”) with White Lion Capital, LLC (“White Lion”). Under the Common Stock Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $10,000,000 of newly issued shares of the Company’s common stock, par value $0.086 per share, during a commitment period ending no later than December 31, 2027. Each sale is initiated by the Company through a written purchase notice, and the purchase price per share is equal to the lowest traded price of the common stock during a three-hour valuation period following White Lion’s acknowledgment of the notice.

The agreement includes customary conditions and limitations, including a cap on the issuance of more than 19.99% of the Company’s outstanding shares as of the execution date (the “Exchange Cap”) unless stockholder approval is obtained or the average price paid for all shares issued equals or exceeds $0.9196, and a 4.99% beneficial-ownership limitation (which may be increased to 9.99% with 61 days’ prior notice). In consideration for White Lion’s commitment, the Company will issue $100,000 of fully earned common stock as commitment shares in two tranches payable during the third and fourth quarters of 2025. The Company has issued both share tranches of $50,000 each as of the date of this filing, totaling 122,630 shares of Common Stock.

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Pursuant to the related Registration Rights Agreement, the Company agreed to file and maintain the effectiveness of a registration statement on Form S-1 covering the resale of the shares issuable under the White Lion Agreements, and the resale registration statement on Form S-1 the Company henceforth filed with the SEC was declared effective, September 4, 2025. Proceeds from sales under the facility, if and when made, may be used for general corporate purposes, including funding operations and purchases of digital assets pursuant to the Company’s Digital Asset Treasury strategy.

On November 5, 2025, we executed Amendment No. 1 to the Common Stock Purchase Agreement with White Lion Capital, LLC, which adds a Fixed Purchase Notice option. Under this feature, with investor consent, we may sell shares at a Fixed Purchase Price equal to 90% of the lowest traded price during the five-minute window immediately preceding delivery of the notice, up to a 5% ADTV limit per notice (unless waived). Closing and funding occur the next business day following notice consent, against DWAC delivery of the shares. See Item 5 and Exhibit 10.7 for additional information.

Under the ELOC, as of September 30, 2025, the Company had issued 450,000 shares of Common Stock for net proceeds of approximately $350,000, after deducting a one-time documentation fee. Subsequent to quarter-end, and as of the date of this filing, the Company issued an additional 648,004 shares of Common Stock for proceeds of approximately $509,607, resulting in a remaining capacity of approximately $9.1 million under the ELOC as of the date of this filing.

At-the-Market Offering Program

In August 2025, the Company entered into an At-the-Market (“ATM”) Sales Agreement with H.C. Wainwright & Co., LLC, allowing the Company to offer and sell, from time to time through the Sales Agent, shares of its Common Stock having an aggregate offering price of up to $2,026,453 pursuant to its effective shelf registration statement on Form S-3 (File No. 333-275190). In September 2025, the Company filed Amendment No. 1 to the related prospectus supplement to update and refresh the amount of Common Stock then available for sale under the ATM Program to $248,138, consistent with the limitations imposed by General Instruction I.B.6 of Form S-3. During the three and nine months ended September 30, 2025, the Company sold 1,853,048 shares of Common Stock under the ATM Program, of which, 1,785,738 shares were issued as of September 30, 2025 and 67,310 shares were issued October 1, 2025, for net proceeds of approximately $2,021,681, after deducting sales commissions and offering expenses. Subsequent to September 30, 2025, the Company sold an additional 123,163 shares of Common Stock for net proceeds of approximately $119,764, and approximately $360 of Common Stock remained available for issuance thereafter. The Company intends to use any net proceeds from the ATM Program for general corporate purposes.

Private Placement

On June 18, 2025, the Company entered into a securities purchase agreement (the “Private Placement-2025”) with one institutional buyer for the purchase and sale of, of (i) pre-funded warrants (the “Series J-PF Warrants”) to purchase up to 1,488,096 shares of the Company’s Common Stock at an exercise price of $0.001 per share, and (ii) warrants (the “Series J Warrants”) to purchase up to 2,976,192 shares of Common Stock at an exercise price of $1.43 per share. The Private Placement-2025 was priced at the market at a combined purchase price per share and accompanying Series J Warrant of $1.68. Additionally, the Company issued a warrant to the Placement Agent (the “Series J PAW’s”), to acquire 104,167 shares of Common Stock at an exercise price of $2.10. The closing of the Private Placement occurred on June 20, 2025. Series J-PF Warrants were fully exercised during the quarter ended September 30, 2025. All Series J-PF Warrants were exercised during the quarter ended September 30, 2025.

Fortman Sale

On July 7, 2025, the Company, Fortman Insurance Services, LLC, an Ohio limited liability company and wholly owned subsidiary of the Company (the “Seller”, or “Fortman”), and Fortman Insurance Agency, LLC, an Ohio limited liability company (the “Purchaser”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which the Seller agreed to sell substantially all of the assets of its insurance agency business (the “Fortman Business”) to the Purchaser for aggregate cash consideration of $5,000,000 (the “Transaction”). The Transaction closed on July 7, 2025, and was effective as of 12:01 a.m. Eastern Time on July 1, 2025. The sale did not represent a strategic shift that has or will have a major effect on the Company’s operations or financial results. The Company recognized a gain on sale in the condensed consolidated statements of operations for the three and nine months ended September 30, 2025, of $3,033,554.

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The assets sold pursuant to the Asset Purchase Agreement included the Seller’s book of business, accounts, rights to renewal commissions and entitlements arising from new or renewal insurance business after July 1, 2025 (the “Effective Date”), as well as associated goodwill, leasehold interests, intellectual property (including the Fortman Insurance Services and Fortman Insurance Agency names), and other tangible and intangible assets used in the Fortman Business, and certain liabilities were assumed by the Purchaser. The Transaction excluded, among other things, Seller’s pre-Effective Date cash and cash equivalents, and other specified excluded assets and liabilities.

Oak Street Debt Payments

During July 2025, the Company repaid approximately 50%, or $4,997,292 of its Oak Street long-term debt. These pre-payments were funded through proceeds from the asset sale of Fortman and did not incur any pre-payment penalties.

Termination of the Spetner Agreement

On July 22, 2025, the Company accepted written notice from Spetner Associates, Inc. (“Spetner”), terminating the Stock Exchange Agreement, dated as of May 14, 2024, and as amended on September 6, 2024, October 29, 2024, and February 20, 2025 (collectively, the “Stock Exchange Agreement”). There are no material relationships between the Company and the Spetner Parties other than in respect of the Stock Exchange Agreement.

On October 29, 2024, and February 20, 2025, the Company issued 140,064 shares and 157,000 shares of its common stock to the Spetner sellers, representing non-refundable prepayments of approximately $329,430 and $239,425, respectively, as partial consideration for the contemplated acquisition. These were initially recorded by the Company in the prepaid expense and other current assets account on the consolidated balance sheets as of December 31, 2024, and March 31, 2025, respectively. However, pursuant to the termination of the Stock Exchange Agreement, the Company does not expect to recover these shares issued and thus has expensed them to the general and administrative account in the condensed consolidated statements of operations for the period ended, September 30, 2025.

Corporate Information

We were formed under the name Ethos Media Network, Inc. in Florida on August 2, 2013. In September 2018, Reliance Global Holdings, LLC, a related party, purchased a controlling interest in our company. Ethos Media Network, Inc. changed its name to Reliance Global Group, Inc. on October 18, 2018. Our principal executive offices are located at 300 Blvd. of the Americas, Suite 105, Lakewood, NJ 08701. Our website is located at www.relianceglobalgroup.com and our telephone number is (732) 380-4600. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of the prospectus.

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THE OFFERING

Securities Offered

We are offering, on a best-efforts basis up to [●] shares of our Common Stock, or, in lieu of shares of Common Stock to certain investors as described below, pre-funded warrants to purchase up to [●] shares of Common Stock (the “Pre-Funded Warrants”). The actual number of shares of Common Stock (and, if applicable, Pre-Funded Warrants) to be issued will be determined at pricing.

We are also offering to certain purchasers whose purchase of shares of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, Pre-Funded Warrants to purchase shares of Common Stock, in lieu of shares of Common Stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock.

The purchase price of each Pre-Funded Warrant will be equal to the public offering price per share of Common Stock in this offering, minus [$0.001], and the exercise price of each Pre-Funded Warrant will be [$0.001] per share. Each Pre-Funded Warrant will be exercisable for one share of Common Stock and will be exercisable at any time after its original issuance until exercised in full, subject to the beneficial ownership limitations described above. Any holder may increase such beneficial ownership limitation to a percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after delivery of notice of such increase to us.

This prospectus also relates to the offering of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants. See “Description of Securities Being Registered”

Shares of Common Stock outstanding prior to this offering	10,608,048
Shares of Common Stock Outstanding After this offering	[●] shares of Common Stock (assuming we sell only shares of Common Stock and no Pre-Funded Warrants in this offering and assuming no exercise of any Pre-Funded Warrants).
Use of Proceeds	We currently intend to use the net proceeds from this offering for general corporate purposes, which may include funding our operations and growth initiatives, supporting our Digital Asset Treasury strategy (including purchases of digital assets in accordance with our Board-approved policies), increasing marketing efforts, repayments of existing indebtedness, and general working capital. We may also use all or a portion of the net proceeds to acquire or invest in complementary businesses, products, technologies or assets, or to fund the development of such businesses, products, technologies or assets. We currently have no definitive agreements or commitments with respect to any such acquisitions or investments. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 8 of this prospectus and other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should consider carefully when making an investment decision.

Trading Symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “RELI.” There is no established public trading market for the Pre-Funded Warrants, and we do not intend to list the Pre-Funded Warrants on any national securities exchange or trading system.
Best Efforts Offering
We have agreed to offer and sell the securities offered hereby to the purchasers through the placement agent. The placement agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” on page 15 of this prospectus.

7

RISK FACTORS

Investing in our securities involves significant risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 7, 2025, as amended on Form 10-K/A on April 9, 2025, and other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could suffer materially. In such event, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to This Offering

The best efforts structure of this offering may have an adverse effect on our business plan.

The placement agent has agreed to use their reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent is not required to purchase any securities, but will use its best efforts to arrange for the purchase or sale of the securities offered. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Future sales of our Common Stock may depress our share price.

As of [●], 2025, we had [●] shares of our Common Stock outstanding. Sales of a substantial number of shares of Common Stock in the public market or issuances of additional shares pursuant to the exercise of our outstanding warrants, the conversion or exercise of other outstanding derivative securities, sales under our at-the-market program or equity line of credit, or the expectation of such sales or exercises, could cause the market price of our Common Stock to decline. We may also sell additional shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock in subsequent public or private offerings or other transactions, which may adversely affect the market price of our Common Stock.

Our stockholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

Our Articles of Incorporation, as amended, allow us to issue a substantial number of additional shares of Common Stock and preferred stock. To raise additional capital, we may in the future sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that are lower than the prices paid by existing stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could result in substantial dilution to the interests of existing stockholders.

8

Our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Other than amounts required to be paid to certain lenders, our management will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

Your interest in our Company may be diluted as a result of this offering.

If you purchase Shares in this offering you may suffer immediate and substantial dilution in the net tangible book value of our Common Stock.

In addition, the shares issuable upon the exercise of the Pre-Funded Warrants to be issued pursuant to the offering will further dilute the ownership interest of stockholders not participating in this offering and holders of Pre-Funded Warrants who have not exercised their Pre-Funded Warrants. See “Dilution” for additional information.

This offering may cause the trading price of our Common Stock to decrease.

The number of shares of Common Stock we propose to issue and ultimately may issue if this offering is completed may result in an immediate decrease in the market price of our Common Stock. This decrease may continue after the completion of this offering. We cannot predict the effect, if any, that the availability of shares for future sale represented by the Pre-Funded Warrants issued in connection with the offering will have on the market price of our Common Stock from time to time.

Holders of Pre-Funded Warrants will have no rights as a common stockholder until such holders exercise their Pre-Funded Warrants and acquire our Common Stock.

Until holders of Pre-Funded Warrants acquire shares of our Common Stock upon exercise of the Pre-Funded Warrants, holders of Pre-Funded Warrants will have no rights with respect to the shares of our Common Stock underlying such Pre-Funded Warrants. Upon exercise of the Pre-Funded Warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

There is no public market for the Pre-Funded Warrants in this offering.

There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or recognized trading system.

Absence of a public trading market for the Pre-Funded Warrants may limit your ability to resell the Pre-Funded Warrants.

There is no established trading market for the Pre-Funded Warrants to be issued pursuant to this offering, and they will not be listed for trading on Nasdaq or any other securities exchange or market, and the Pre-Funded Warrants may not be widely distributed. Purchasers of the Pre-Funded Warrants may be unable to resell the Pre-Funded Warrants or may be able to sell them only at an unfavorable price for an extended period of time, if at all.

9

The Pre-Funded Warrants may limit your ability to pursue certain investment strategies.

The terms of the Pre-Funded Warrants may restrict your ability to engage in certain transactions involving our Common Stock, including short sales or other hedging or arbitrage transactions, for so long as you continue to hold the Pre-Funded Warrants. This could prevent you from pursuing investment strategies that could provide you greater financial benefits from owning the Pre-Funded Warrants or the underlying Common Stock.

Since the Pre-Funded Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised Pre-Funded Warrants are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the Pre-Funded Warrants may, even if we have sufficient funds, not be entitled to receive any consideration for their Pre-Funded Warrants or may receive an amount less than they would be entitled to if they had exercised their Pre-Funded Warrants prior to the commencement of any such bankruptcy or reorganization proceeding.

The exclusive jurisdiction, waiver of trial by jury, and choice of law clauses set forth in the Pre-Funded Warrants to be issued to purchasers in this offering may have the effect of limiting a purchaser’s rights to bring legal action against us and could limit a purchaser’s ability to obtain a favorable judicial forum for disputes with us.

The Pre-Funded Warrants provide for investors to consent to exclusive jurisdiction to courts located in New York, New York and provide for a waiver of the right to a trial by jury. Disputes arising under the Pre-Funded Warrants are governed by Delaware and New York law, respectively. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and/or preference for a trial by jury and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Risks Related Investing in our Common Stock

The sale or availability for sale of shares issuable pursuant to this prospectus may depress the price of our Common Stock, dilute the interest of our existing stockholders, and encourage short sales by third parties, which could further depress the price of our Common Stock.

To the extent that shares of our Common Stock are sold pursuant to this prospectus, the market price of our Common Stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our Common Stock caused by the sale or potential sale of such shares could encourage short sales by third parties. Such sales could place downward pressure on the price of our Common Stock by increasing the number of shares of our Common Stock being sold, which could further contribute to any decline in the market price of our Common Stock.

Any market activity involving short selling or other market making activities could result in negative impact to the market price for our Common Stock.

Short selling is a method used to capitalize on an expected decline in the market price of a security and could depress the price of our Common Stock, which could further increase the potential for future short sales. Sales of our Common Stock could encourage short sales by market participants, which could create negative market momentum. Continued short selling may bring about a temporary, or possibly long term, decline in the market price of our Common Stock. The Company cannot predict the size of future issuances or sales of Common Stock or the effect, if any, that future issuances and sales of Common Stock will have on its market price or the activities of short sellers. Sales involving significant amounts of Common Stock, including issuances made in the ordinary course of the Company’s business, or the perception that such sales could occur, may materially and adversely affect prevailing market prices of the Common Stock.

10

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

Our shares of common stock are currently listed on Nasdaq. If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market, such as the corporate governance requirements, minimum bid price requirement or the minimum stockholders’ equity requirement, Nasdaq may take steps to delist our common stock. Any delisting would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase their common stock when they wish to do so.

As previously disclosed in the Current Report on Form 8-K filed on January 16, 2024 by the Company, on January 12, 2024, the Company received written notice from Nasdaq’s Listing Qualifications Department notifying the Company that for the preceding 30 consecutive business days (November 29, 2023 to January 11, 2024), the Company’s common stock did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of the Company’s common stock and the common stock continued to trade on Nasdaq under the symbol “RELI.” In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until July 10, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). The Company received notice from The Nasdaq Stock Market on July 16, 2024, indicating that the Company had regained compliance with the minimum bid price requirement under Nasdaq Rule 5550(a)(2).

There can be no assurance that the Company will be able to maintain compliance with the bid price requirement, even if it maintains compliance with the other listing requirements.

In addition, we cannot assure you our securities will meet the continued listing requirements to be listed on Nasdaq in the future. If Nasdaq delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay debt and fund our operations

11

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $[      ] million (assuming the sale of all Shares offered hereby at the assumed public offering price of $[         ] per Share, which represents the closing sale price of our common stock on Nasdaq on [         ], 2025, and assuming no issuance of Pre-Funded Warrants), after deducting cash expenses relating to this offering payable by us estimated at approximately $[        ], including placement agent fees and expenses. The following presents our use of proceeds in millions if all Shares are sold, 50% of the Shares are sold or 25% of the Shares are sold.

	100% of Shares Sold		% of Total		50% of Shares Sold		% of Total		25% of Shares Sold		% of Total
Gross Proceeds from Offering	$	[ ]			$	[ ]			$	[ ]
Use of Proceeds
Placement Agent Fees and Expenses		[ ]	[ ]	%		[ ]	[ ]	%		[ ]	[ ]	%
Offering Expenses		[ ]	[ ]	%		[ ]	[ ]	%		[ ]	[ ]	%
General Corporate	$	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]	[ ]	%
Total Use of Proceeds	$	[ ]	100%		$	[ ]	100.0%		$	[ ]	100.0%

We intend to use the net proceeds from the offering for general corporate purposes, which may include capital expenditures, working capital and general and administrative expenses, and potential acquisitions of or investments in businesses, products and technologies that complement our business, although we have no present commitments or agreements to make any such acquisitions or investments as of the date of this prospectus. We expect to use any proceeds we receive from the exercise of Pre-Funded Warrants for substantially the same purposes and in substantially the same manner. Pending these uses, we intend to invest the funds in short-term, investment grade, interest-bearing securities. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

Our management will have broad discretion as to the allocation of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of commencement of this offering.

DIVIDEND POLICY

We have not historically paid regular cash dividends on our Common Stock. On September 26, 2025, our Board of Directors declared a one-time special cash dividend of $0.03 per share on our outstanding Common Stock, which was paid on December 2, 2025. Other than this special dividend, we do not currently intend to pay any dividends on our Common Stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our Common Stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

DETERMINATION OF OFFERING PRICE

The actual offering price of the Securities will be negotiated between us, the placement agent and the investors in the offering based on the trading of our shares of Common Stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

12

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, each as of September 30, 2025, on:

●	an actual basis; and

●	an as adjusted basis to give effect to the issuance and sale of the Securities in this offering at an assumed public offering price of $[●] per Share, which is the last reported sale price of our Common Stock on the Nasdaq Capital Market on [●], 2025, and an aggregate offering amount of $[●], after deducting the cash placement agent fees and estimated cash offering expenses payable by us. The as adjusted information set forth below assumes that no Pre-Funded Warrants are sold or exercised and that no other outstanding options, warrants or other derivative securities are exercised or converted.

The as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes thereto.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes appearing in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as amended, which are incorporated by reference in this prospectus.

	As of September 30, 2025
	Actual	As Adjusted
Cash and cash equivalents	$2,581,219	$	[●]

Total long term debt	$5,489,248	$	[●]
Stockholders’ equity:
Preferred stock, $0.086 par value; 750,000,000 shares authorized	—		-
Common stock, $0.086 par value; 2,000,000,000 shares authorized and 2,250,210 shares outstanding, actual; 2,000,000,000 shares authorized and [ ] shares outstanding, as adjusted	806,261		[●]
Additional paid-in capital	59,615,726		[●]
Accumulated deficit	(53,677,915)		[●]
Total stockholders’ equity	6,744,072		[●]
Total capitalization	$12,233,320	$	[●]

Except as otherwise noted, all information in this prospectus reflects and assumes no sale of Pre-Funded Warrants in this offering, which, if sold, would reduce the number of Shares of Common Stock that we are offering on a one-for-one basis. The total number of shares of our Common Stock reflected in the discussion and table above is based on 10,608,048 shares of our Common Stock outstanding as of December 29, 2025, but excludes the following as of such date:

●	142,747 shares of our Common Stock issuable upon the vesting of restricted stock units outstanding;
●	118,503 shares of our Common Stock reserved for future issuances under our equity incentive plans; and
●	3,061,061 shares of our Common Stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $5.20 per share.

13

DILUTION

If you invest in the securities being offered by this prospectus, your interest will be diluted immediately to the extent of the difference between the public offering price per Share and the as adjusted net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of September 30, 2025 was approximately $[●], or $[●] per share of our Common Stock. Historical net tangible book value per share represents the amount of our total tangible assets, less total liabilities, divided by the number of shares of our Common Stock outstanding as of September 30, 2025.

After giving effect to the sale of [●] Shares at the assumed public offering price of $[●] per Share (the last reported sale price of our Common Stock on the Nasdaq Capital Market on [●], 2025), and assuming no sale of any Pre-Funded Warrants in this offering, and after deducting the placement agent fees and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2025 would have been approximately $[●], or approximately $[●] per share. This represents an immediate increase in net tangible book value of approximately $[●] per share to our existing stockholders and an immediate dilution of approximately $[●] per share to purchasers of our securities in this offering, as illustrated by the following table:

Assumed public offering price per Share			$	[ ]
Net tangible book value per share at September 30, 2025, before giving effect to this offering	$	[ ]
Increase in net tangible per share attributable to investors in this offering	$	[ ]
As adjusted net tangible book value per share, after giving effect to this offering	$			[ ]
Dilution per share to new investors in this offering			$	[ ]

The total number of shares of our Common Stock reflected in the discussion and table above is based on 10,608,048 shares of our Common Stock outstanding as of December 29, 2025, but excludes the following as of such date:

●	142,747 shares of our Common Stock issuable upon the vesting of restricted stock units outstanding;
●	118,503 shares of our Common Stock reserved for future issuances under our equity incentive plans; and
●	3,061,061 shares of our Common Stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $5.20 per share.

14

PLAN OF DISTRIBUTION

We have engaged [●] (the “placement agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered pursuant to this prospectus on a “reasonable best efforts” basis. The engagement agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the engagement agreement. The placement agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. The placement agent has agreed to use reasonable best efforts to arrange for the sale of the securities by us. Therefore, we may not sell all of the shares of common stock and pre-funded warrants being offered. The terms of this offering are subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of one year following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings for 30 days from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as registration of warrant shares, no integration with other offerings, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of shares of common stock, and no subsequent equity sales for 30 days, subject to certain exceptions.

This offering will terminate on [●], unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The public offering price per share (or pre-funded warrant) will be fixed for the duration of this offering.

The placement agent expects to deliver the shares and securities to the purchasers in the offering on or about [●], subject to satisfaction of certain conditions.

15

Fees and Expenses

The following table shows the per share price and total cash fees we will pay to the placement agent in connection with the sale of the securities pursuant to this prospectus.

		Per Share		Per Pre-Funded Warrant		Total
Public offering price	$		$		$
Placement agent Fees	$		$		$
Proceeds before expenses to us	$		$		$

We have agreed to pay the placement agent a total cash fee equal to 7.0% of the gross proceeds of the offering and a management fee of 1.0% of the gross proceeds of the offering. We will also reimburse the placement agent up to $100,000 for accountable expenses, $10,000 for non-accountable expenses and for its clearing expenses in the amount of $15,950. We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agent’s fees and expenses, will be approximately $ million. After deducting the placement agent’s fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $[●] million.

Placement Agent Warrants

We have agreed to issue Placement Agent Warrants to the placement agent to purchase a number of shares of our common stock equal to 7.0% of the aggregate number of shares of common stock and pre-funded warrants sold to the investors in this offering. The Placement Agent Warrants will have an exercise price of $[●] (125% of the public offering price per share of common stock) and will terminate on the five year anniversary of commencement of sales in this offering. The Placement Agent Warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent Warrants is included as an exhibit to this registration statement of which this prospectus forms a part.

Right of First Refusal

We have granted the Placement Agent a right of first refusal for a period of 12 months following the closing of this offering to act as the sole book-running manager, sole underwriter or sole placement agent, as applicable, for each and every future debt financing or refinancing and public or private equity offering or acquisition or disposition by us or any of our successors or subsidiaries.

Tail

We have also agreed to pay the placement agent a tail fee equal to both the cash and warrant compensation in this offering, if any investor who was contacted or introduced to us by the placement agent provides us with capital in any public or private offering or other financing or capital raising transaction during the 12-month period following expiration or termination of our engagement with the placement agent.

Determination of Offering Price

The public offering price per share (or pre-funded warrant) we are offering will be negotiated between us and the investors, in consultation with the placement agent based on the trading of our common stock prior to this offering, among other things. Other factors to be considered in determining the public offering prices of the securities we are offering include the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant. The public offering price per share (or pre-funded warrant) will be fixed for the duration of this offering.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the placement agent may be required to make for these liabilities.

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Regulation M

The placement agent may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and any fees received by them and any profit realized on the sale of the securities by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the placement agent and the placement agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent and should not be relied upon by investors.

Lock-up Agreements

Each of our officers and directors have agreed with the placement agent to be subject to a lock-up period of 30 days following the date of closing of the offering pursuant to this prospectus. Further, pursuant to the securities purchase agreement, we will agree to a covenant to not enter into any equity financings for 30 days from closing of the offering, subject to certain exceptions. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock, subject to customary exceptions. In addition, we have agreed not to effect or enter into an agreement to effect any issuance by us or our subsidiaries of any securities that involve a variable rate transaction (as defined in the securities purchase agreement) for a period of one year following the closing date of this offering, subject to certain exceptions. The placement agent may waive this prohibition in its sole discretion and without notice.

Other Relationships

From time to time, the placement agent may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which it may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with the placement agent for any services.

In addition, in the ordinary course of their business activities, the placement agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The placement agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

Our Common Stock is listed on Nasdaq under the symbol “RELI.” On August 26, 2025, the closing price of our Common Stock was $0.9401 per share.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions of common and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of our common stock and preferred stock, but is not intended to be complete. For the full terms of our common and preferred stock, please refer to our articles of incorporation, as amended from time to time, and our bylaws, as amended from time to time. The Florida Business Corporation Act (“FBCA”) may also affect the terms of these securities.

As of the date hereof, our authorized capital stock consists of 2,750,000,000 shares of capital stock with a par value of $0.086 per share, consisting of 2,000,000,000 shares of common stock, par value of $0.086 per share, and 750,000,000 shares of preferred stock, par value of $0.086 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series. The Board of Directors has designated 50,000,000 shares of preferred stock as Series A Convertible Preferred Stock and 9,077 shares of preferred stock as Series B Convertible Preferred Stock. As of the date of this filing, there were 4,605,474 shares of common stock issued and outstanding, held by approximately 523 holders of record, no shares of the Series A Convertible Preferred Stock and no shares of the Series B Convertible Preferred Stock are currently issued and outstanding. The authorized and unissued shares of both common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of either our common stock or preferred stock.

The Board may from time to time authorize by resolution the issuance of any or all shares of the preferred stock authorized in accordance with the terms and conditions set forth in the articles of incorporation, as amended, for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law.

Common Stock

Dividends. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by the Articles of Incorporation from time to time, or the FBCA, as the same may be amended and supplemented, the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

Voting Rights. Except as otherwise provided by the FBCA, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Company’s assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company’s assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Company with or into any other person or sale or transfer of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

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No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

Consideration for Shares. The Common Stock authorized by the Articles of Incorporation shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Non-Assessment of Stock. The Common Stock, after the amount of the subscription price has been fully paid, are non-assessable.

Reverse Stock Splits

On February 23, 2023, pursuant to authority granted by the Board, we implemented a 1-for-15 reverse split of our authorized and issued and outstanding common stock (the “Reverse Split-2023”). The par value remained unchanged, and the split resulted in a rounding addition of approximately 902 shares valued at par, totaling $78.

On July 1, 2024, the Company effectuated a 1-for-17 reverse stock split of the Company’s issued and outstanding common stock (the “Reverse Split-2024”). The par value remained unchanged, and the split resulted in a rounding addition of approximately 110,350 shares valued at par, totaling $9,490.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 750,000,000 shares of Preferred Stock in one or more series and authorize their issuance. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, option and other rights of the Preferred Stock and the qualifications, limitations, or restrictions relating thereto, shall be prescribed by resolution of the board of directors pursuant to the Articles of Incorporation.

The following summary of terms of our Preferred Stock is not complete. You should refer to the provisions of our Articles of Incorporation and Bylaws and the resolutions containing the terms of each class or series of the Preferred Stock which have been or will be filed with the SEC at or prior to the time of issuance of such class or series of Preferred Stock and described in the applicable prospectus supplement. The applicable prospectus supplement may also state that any of the terms set forth herein are inapplicable to such series of Preferred Stock, provided that the information set forth in such prospectus supplement does not constitute material changes to the information herein such that it alters the nature of the offering or the securities offered.

We will fix the designations, voting powers, preferences and rights of the preferred stock of each series we issue, as well as the qualifications, limitations or restrictions thereof, in the certificate of designation relating to that series.

Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock shall have ten (10) votes per share and may be converted into one (1) shares of $0.086 par value common stock. The holders of the Series A Convertible Preferred Stock shall be entitled to receive, when, if and as declared by the Board, out of funds legally available therefore, cumulative dividends payable in cash. The annual interest rate at which cumulative preferred dividends will accrue on each share of Series A Convertible Preferred Stock is 0%. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution of assets of the Corporation shall be made to or set apart for the holders of the Common Stock and subject and subordinate to the rights of secured creditors of the Company, the holders of Series A Preferred Stock shall receive an amount per share equal to the greater of (i) one dollar ($1.00), adjusted for any recapitalization, stock combinations, stock dividends (whether paid or unpaid), stock options and the like with respect to such shares, plus any accumulated but unpaid dividends (whether or not earned or declared) on the Series A Convertible Preferred Stock, and (ii) the amount such holder would have received if such holder has converted its shares of Series A Convertible Preferred Stock to common stock, subject to but immediately prior to such liquidation. As of December 31, 2021, all Series A Convertible Preferred Stock had been converted into shares of common stock and none remain issued and outstanding.

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Series B Convertible Preferred Stock. In January 2022, the Company issued 9,076 shares of the Series B Convertible Preferred Stock through the Private Placement for the purpose of raising capital. The Series B Convertible Preferred Stock have no voting rights and initially each share may be converted into 1 shares of the Company’s common stock. The holders of the Series B Convertible Preferred Stock are not entitled to receive any dividends other than any dividends paid on account of the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of common stock would receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to common stock which amounts shall be paid pari-passu with all holders of common stock. During August 2022, all 9,076 Series B Convertible Preferred Stock were converted by third parties into 8,702 shares of common stock. As of December 31, 2023, all shares of Series B Convertible Preferred Stock had been converted and none remain outstanding.

Equity Incentive Plans

Since 2019, the Company has adopted, the Reliance Global Group, Inc. 2019 Equity Incentive Plan, 2023 Equity Incentive Plan, 2024 Equity Incentive Plan, the 2024 Omnibus Incentive Plan and the 2025 Equity Incentive Plan (the “2025 Plan,” and collectively, the “Plans”). The purpose of the Plans is to provide a means through which the Company and its subsidiaries may attract and retain key personnel, and to provide a means whereby directors, officer, employees, consultants, and advisors of the Company and its subsidiaries can acquire and maintain an equity interest in the Company, or be paid incentive compensation, thereby strengthening their commitment to the welfare of the Company and its subsidiaries and aligning their interests with those of the Company’s stockholders. The Plans provide for various stock-based incentive awards, including incentive and non-qualified stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units (“RSUs”), and other equity-based or cash-based awards. The Plans each terminate 10 years after each becoming effective, unless terminated earlier by the Board of Directors. A total of 3,167,451 shares of Common Stock were reserved for issuance under the Plans, and as of the date of this filing, there were an aggregate of 118,503 remaining shares available for issuance under the Plans.

Administration of the Plans. The Plans are administered by the Compensation Committee of the Board. The Compensation Committee is authorized to select from among eligible employees, directors, and service providers those individuals to whom shares and options are to be granted and to determine the number of shares to be subject to, and the terms and conditions of the options. The Compensation Committee is also authorized to prescribe, amend, and rescind terms relating to options granted under the Plans. Generally, the interpretation and construction of any provision of the Plans or any shares and options granted hereunder is within the discretion of the Compensation Committee.

Stock Options: The Plans provide that options may or may not be Incentive Stock Options (ISOs) within the meaning of Section 422 of the Internal Revenue Code. Only employees of the Company are eligible to receive ISOs, while employees, non-employee directors, consultants, and service providers are eligible to receive options which are not ISOs, i.e. “Non-Statutory Stock Options.” The options granted by the Compensation Committee in connection with its adoption of the Plans were Non-Statutory Stock Options.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model or the value of the services provided, whichever is more readily determinable. The Black-Scholes option pricing model takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the option.

Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Capital Market. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital, or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire or could discourage a third party from seeking to acquire, a controlling interest in our company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation.

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Florida Law and Certain Charter and Bylaw Provisions

Florida Anti-Takeover Law. As a Florida corporation, we are subject to certain anti-takeover provisions that apply to public corporations under Florida law.

Pursuant to Section 607.0901 of the FBCA a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested shareholder without the approval of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder), unless:

●	The transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

●	The interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

●	The interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

●	The consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a corporation’s outstanding voting shares. We have not made an election in our Articles of Incorporation to opt out of Section 607.0901.

In addition, we are subject to Section 607.0902 of the FBCA which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) the board of directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by the board of directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Articles of Incorporation, as amended and Bylaws.

Our Articles of Incorporation, as amended and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	they provide that special meetings of shareholders may be called by the board of directors, or at the request in writing by shareholders of record owning at least 10% of all the stockholders entitled to vote; and

●	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority shareholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority shareholders to effect changes in the board of directors.

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DESCRIPTION OF SECURITIES BEING REGISTERED

We are registering (i) the offer and sale by us of [●] shares of our common stock, par value $0.086 per share (the “Common Stock”), (ii) the offer and sale by us of up to [●] pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) that may be issued in lieu of shares of Common Stock to certain purchasers, (iii) the issuance by us of placement agent warrants to purchase shares of Common Stock (the “Placement Agent Warrants”) to the placement agent (or its designees) as compensation in connection with this offering, and (iv) the issuance of [●] shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and the Representative’s Warrants.

The following description is a summary of some of the terms of our securities, our organizational documents and Nevada law. The descriptions in this prospectus and of our securities and our organizational documents do not purport to be complete and are subject to, and qualified in their entirety by reference to, our organizational documents and the forms of Pre-Funded Warrant and Placement Agent Warrant, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Under our articles of incorporation, as amended, we are authorized to issue up to 2,750,000,000 shares of Common Stock, par value $0.086 per share, consisting of 2,000,000,000 shares of common stock, par value of $0.086 per share, and 750,000,000 shares of preferred stock, par value of $0.086 per share, which may, at the sole discretion of the Board of Directors be issued in one or more series. The Board of Directors has designated 50,000,000 shares of preferred stock as Series A Convertible Preferred Stock and 9,077 shares of preferred stock as Series B Convertible Preferred Stock. As of the date of this filing, there were [  ] shares of common stock issued and outstanding, held by approximately [  ] holders of record, no shares of the Series A Convertible Preferred Stock and no shares of the Series B Convertible Preferred Stock are currently issued and outstanding. The authorized and unissued shares of both common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of either our common stock or preferred stock.

Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of our Common Stock are entitled to receive dividends, if any, when, as and if declared by our board of directors out of legally available funds. We have not declared or paid cash dividends on our Common Stock to date and do not currently intend to pay cash dividends in the foreseeable future.

Upon our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be designated and issued in the future.

All of the outstanding shares of our Common Stock are fully paid and non-assessable. The shares of Common Stock offered hereby will be fully paid and non-assessable upon issuance. The shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and the Placement Agent Warrants will be fully paid and non-assessable upon issuance.

Listing on the Nasdaq Capital Market

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “RELI” and our Series A Warrants are listed on the Nasdaq Capital Market under the symbol “RELIW”.

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Transfer Agent

The transfer agent and registrar for our Common Stock is VStock Transfer. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598. Its telephone number is (212) 828-8436.

Pre-Funded Warrants

In connection with this offering, we may issue Pre-Funded Warrants to certain purchasers in lieu of shares of Common Stock. Each Pre-Funded Warrant will be exercisable for one share of Common Stock.

Each Pre-Funded Warrant will have an exercise price of $0.001 per share. The Pre-Funded Warrants will be immediately exercisable upon issuance and may be exercised at any time until exercised in full, provided that a registration statement is effective (or an exemption from registration is available) for the issuance of the shares of Common Stock underlying the Pre-Funded Warrants. The exercise price and number of shares of Common Stock issuable upon exercise are subject to adjustment for stock dividends, stock splits, reorganizations or similar events affecting our Common Stock.

Each Pre-Funded Warrant may be exercised, in cash or by a cashless exercise at the election of the holder, in whole or in part, by delivering to us a completed notice of exercise and complying with the requirements for exercise set forth in the Pre-Funded Warrant. In the event of a cashless exercise, the holder would receive the net number of shares of Common Stock determined in accordance with the formula set forth in the Pre-Funded Warrant. No fractional shares of Common Stock will be issued upon exercise. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share, as provided in the Pre-Funded Warrant.

A holder may not exercise any portion of a Pre-Funded Warrant to the extent that, after giving effect to such exercise, the holder (together with its affiliates and attribution parties, as defined in the Pre-Funded Warrant) would beneficially own more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to the exercise, as determined in accordance with the terms of the Pre-Funded Warrant. A holder may increase such percentage up to 9.99% upon notice to us, provided that any such increase will not be effective until 61 days after such notice (and only for the holder providing such notice).

Subject to applicable law, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Except as otherwise provided in the Pre-Funded Warrants, holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Common Stock, including voting rights, until they exercise their Pre-Funded Warrants.

Upon the consummation of a fundamental transaction (as described in the Pre-Funded Warrants), holders will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-Funded Warrants.

The Pre-Funded Warrants are governed by New York law.

Placement Agent Warrants

We will issue the Placement Agent Warrants to the placement agent (or its designees) in connection with this offering. The Placement Agent Warrants will represent warrant coverage equal to 7% of the number of shares of Common Stock (or securities exercisable for shares of Common Stock) sold in this offering.

The Placement Agent Warrants will be immediately exercisable upon issuance and will be exercisable for five (5) years after the commencement of sales of this offering. The exercise price of the Placement Agent Warrants will be equal to 125% of the public offering price per share sold in this offering.

The Placement Agent Warrants are exercisable by delivery of a duly executed notice of exercise and payment of the exercise price in cash and/or, if applicable, by cashless exercise in accordance with the formula set forth in the Placement Agent Warrants. No fractional shares will be issued upon exercise; in lieu of fractional shares, we will pay cash or round up as provided in the Placement Agent Warrants.

A holder may not exercise any portion of a Placement Agent Warrant to the extent that, after giving effect to such exercise, the holder (together with its affiliates and attribution parties, as defined in the Placement Agent Warrant) would beneficially own more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to the exercise, as determined in accordance with the terms of the Placement Agent Warrant. A holder may increase such percentage up to 9.99% upon notice to us, provided that any such increase will not be effective until 61 days after such notice.

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Subject to applicable law and the terms of the Placement Agent Warrants, the Placement Agent Warrants may be transferred.

There is no trading market available for the Placement Agent Warrants on any securities exchange or nationally recognized trading system.

Holders of the Placement Agent Warrants do not have the rights or privileges of holders of our Common Stock, including voting rights, until they exercise their Placement Agent Warrants, except as otherwise provided in the Placement Agent Warrants.

In the event of a fundamental transaction (as described in the Placement Agent Warrants), holders will be entitled to receive upon exercise the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction.

The Placement Agent Warrants are governed by New York law.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Zarif Law Group P.C. [●] is acting as counsel for the placement agent in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Reliance Global as of and for the year ended December 31, 2024, appearing in its Annual Report on Form 10-K for the year ended December 31, 2024, have been audited by Urish Popeck & Co., LLC, as set forth in its report thereon, included therein, and incorporated herein by reference. The financial statements of Reliance Global as of and for the year ended December 31, 2023 appearing in its Annual Report on Form 10-K for the year ended December 31, 2024, have been audited by Mazars USA LLP, as set forth in its report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Mazars USA LLP was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the effects of the 1-for-17 reverse stock described in Note 11 and to retrospectively apply the change in accounting for ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures described in Notes 2 and 17 and, accordingly, Mazars USA LLP does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Urish Popeck & Co., LLC.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is http://www.relianceglobalgroup.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The full registration statement and exhibits may be obtained from the SEC or us, as provided below. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below (except in each case the information contained in such document to the extent “furnished” and not “filed”) that we have filed with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on March 7, 2025, as amended on Form 10-K/A filed on April 9, 2025;

●	Our Proxy Statement on Schedule 14A filed on April 15, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed on November 6, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 filed on July 30, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 14, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on January 3, 2025, February 6, 2025, February 13, 2025, February 26, 2025, March 6, 2025, May 14, 2025, May 29, 2025, June 17, 2025, June 20, 2025, June 23, 2025, June 24, 2025, June 24, 2025, July 11, 2025, July 24, 2025, July 25, 2025, August 14, 2025, August 27, 2025, September 15, 2025, September 15, 2025, September 19, 2025, October 1, 2025, and November 21, 2025, excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.01, ; and

●	Description of Capital Stock of the Company, incorporated herein by reference to Exhibit 4.4 to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2024.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed), shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

(732) 380-4600

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

The documents incorporated by reference may be accessed at our website: http://www.relianceglobalgroup.com.

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Reliance Global Group, Inc.

UP TO [              ] SHARES OF COMMON STOCK

UP TO [             ] PRE-FUNDED WARRANTSTO PURCHASE UP TO [           ] SHARES OF COMMON STOCK

UP TO [             ] PLACEMENT AGENT WARRANTS TO PURCHASE UP TO [             ] SHARES OF COMMON STOCK

AND [            ] SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF PRE-FUNDED WARRANTS AND PLACEMENT AGENT WARRANTS

PROSPECTUS

        , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the securities being registered.

SEC registration fee	$	[ ]
FINRA filing fee		[ ]
Accounting fees and expenses		15,000
Legal fees and expenses		[ ]
Miscellaneous expenses		—
Total	$	[ ]

Item 14. Indemnification of Directors and Officers

The Florida Business Corporation Act (the “FBCA”) provides that a corporation may indemnify a director or officer against liability if the director or officer acted in good faith, the director or officer acted in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. A corporation may not indemnify a director or an officer except for expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, where such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

The FBCA provides that a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if such director or officer is not entitled to indemnification.

Our articles of incorporation, as amended, and bylaws provide that we have the power to indemnify our directors, officers, employees and agents to the full extent permitted by the FBCA if in the judgment of the entire board of directors (excluding from such majority any director under consideration for indemnification), the criteria set forth in Sec. 607.0851(1) or (2) of the FBCA have been met.

These indemnification provisions may be sufficiently broad to permit indemnification of our officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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We have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other business against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the FBCA.

If the FBCA Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the FBCA, as so amended.

Our obligation to provide indemnification under our bylaws, which will be in effect upon the consummation of this offering, shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

Our bylaws, which will be in effect upon the consummation of this offering, shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury) and all under Section 4(a)(2) of the Securities Act of 1933	Number of Securities Issued (or cancelled) (1)	Class of Securities	Value of Securities issued ($/per share) at Issuance		Were the Securities issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Securities were issued to (entities must have individual with voting / investment control disclosed).	Reason for Securities issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	Exemption or Registration Type?

01/05/2023	New	5,457	Common	127.50		Yes	Altruis Benefits Consulting, Inc.	Acquisition	Unrestricted	4(a)(2)

1/17/2023	New	976	Common	150.45		Yes	Joshua Paul Kushnereit	Acquisition	Unrestricted	4(a)(2)

2/13/2023	New	3,926	Common	164.29		No	YES Americana Group, LLC	Conversion	Unrestricted	3(a)(9)

3/16/2023	New	9,120	Common (2)	64.60		No	Armistice Capital Master Fund, Ltd.	Private placement financing	Restricted	4(a)(2)

3/16/2023	New	52,800	Prefunded Warrants to purchase common stock	N/A	(2)	No	Armistice Capital Master Fund, Ltd.	Private placement financing	Restricted	4(a)(2)

3/16/2023	New	123,839	Warrants to purchase Common Stock	N/A	(2)	No	Armistice Capital Master Fund, Ltd.	Private placement financing	Restricted	4(a)(2)

3/16/2023	New	3,096	Placement Agent Warrants to purchase Common Stock	N/A	(2)	No	EF Hutton, division of Benchmark Investments, LLC	Placement agent compensation for private placement	Restricted	4(a)(2)

4/03/2023	New	3,824	Common	44.71		No	New To The Street	Services	Unrestricted	4(a)(2)

5/18/2023	New	10,361	Common	69.19		No	Jonathan Fortman	Acquisition	Unrestricted	4(a)(2)

5/18/2023	New	10,361	Common	69.19		No	Zachary Fortman	Acquisition	Unrestricted	4(a)(2)

6/06/2023	New	1,763	Common	74.97		No	Maxim Partners LLC	Services	Unrestricted	4(a)(2)

06/20/2023	New	26	Common	76.50		No	Chad Champion	Services	Unrestricted	4(a)(2)

06/20/2023	New	776	Common	76.50		No	Sandstone Group Corp.	Services	Unrestricted	4(a)(2)

06/20/2023	New	233	Common	76.50		No	Newbridge Securities Corporation	Services	Unrestricted	4(a)(2)

7/7/2023	New	24	Common	42.50		Yes	Bitbean LLC	Services	Unrestricted	4(a)(2)

7/14/2023	New	4,310	Common	42.50		Yes	Hudson Bay Master Fund Ltd.	Exercise of Series B warrants	Unrestricted	3(a)(9)

10/11/2023	New	10,271	Common	41.14		No	Julie A. Blockey	Acquisition Earn-Out payment	Unrestricted	4(a)(2)

12/06/2023	New	3,824	Common	27.88		No	New to the Street Group, LLC	Services	Unrestricted	4(a)(2)

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Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury) and all under Section 4(a)(2) of the Securities Act of 1933	Number of Securities Issued (or cancelled) (1)	Class of Securities	Value of Securities issued ($/per share) at Issuance		Were the Securities issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Securities were issued to (entities must have individual with voting / investment control disclosed).	Reason for Securities issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	Exemption or Registration Type?

12/08/2023	New	4,681	Common	20.57		No	Outside the Box Capital Inc.	Services	Unrestricted	4(a)(2)

12/12/2023	New	247,678	Series G Warrants	See footnote	(3)	No	Armistice Capital Master Fund, Ltd.	Inducement to exercise Series F Warrants	Restricted	4(a)(2)

12/15/2023	New	17,647	Common	See footnote	(4)	See footnote (4)	Hudson Bay Master Fund Ltd.	Inducement to exchange Series B Warrants	Restricted	3(a)(9)

4/25/2024	New	30,029	Common	5.91		No	Julie A. Blockey	Acquisition Earn-Out payment	Unrestricted	4(a)(2)

5/21/2024	New	17,824	Common	5.61		No	Outside the Box Capital Inc.	Services	Unrestricted	4(a)(2)

6/20/2024	New	39,569	Common	3.96		No	Armistice Capital Master Fund, Ltd.	In Exchange for Series B Common Stock Purchase Warrant	Unrestricted
										4(a)(2)
6/21/2024	New	192,236	Common	3.96		No	Armistice Capital Master Fund, Ltd.	In Exchange for Series G Common Stock Purchase Warrant	Unrestricted	4(a)(2)

10/9/2024	New	6,667	Common	2.25		No	Simon Jacobson	Services	Restricted	4(a)(2)

10/29/2024	New	70,032	Common	2.35		No	Jonathan Spetner	Amendment to Stock Exchange Agreement	Unrestricted	4(a)(2)

10/29/2024	New	70,032	Common	2.35		No	Agudath Israel of America	Amendment to Stock Exchange Agreement	Unrestricted	4(a)(2)

11/20/2024	New	72,464	Common	1.38		No	Outside the Box Capital Inc.	Service	Unrestricted	4(a)(2)

2/20/2025	New	78,500	Common	1.525		No	Jonathan Spetner	Amendment to Stock Exchange Agreement	Unrestricted	4(a)(2)

2/20/2025	New	78,500	Common	1.525		No	Agudath Israel of America	Amendment to Stock Exchange Agreement	Unrestricted	4(a)(2)

3/25/2025	New	105,000	Common	1.35		No	Bitbean LLC	Services	Restricted	4(a)(2)

5/30/2025	New	41,322	Common	1.21		No	Outside the Box Capital, Inc.	Services	Restricted	4(a)(2)

5/30/2025	New	82,645	Common	1.21		No	Tie Out Investments, Inc.	Services	Restricted	4(a)(2)

6/20/2025	New	1,488,096	Prefunded Warrants to purchase common stock	N/A	(5)	No	Sabby Volatility Warrant Master Fund, LTD.	Private placement financing	Restricted	4(a)(2)

6/20/2025	New	2,976,192	Warrants to purchase Common Stock	N/A	(5)	No	Sabby Volatility Warrant Master Fund, LTD.	Private placement financing	Restricted	4(a)(2)

6/20/2025	New	104,167	Placement Agent Warrants to purchase Common Stock	N/A	(6)	No	H.C. Wainwright & Co., LLC and/or its designees	Placement agent compensation for private placement	Restricted	4(a)(2)

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Date of Transaction	Transaction type (e.g. new issuance, cancellation, shares returned to treasury) and all under Section 4(a)(2) of the Securities Act of 1933	Number of Securities Issued (or cancelled) (1)	Class of Securities	Value of Securities issued ($/per share) at Issuance	Were the Securities issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Securities were issued to (entities must have individual with voting / investment control disclosed).	Reason for Securities issuance (e.g. for cash or debt conversion) OR Nature of Services Provided (if applicable)	Restricted or Unrestricted as of this filing?	Exemption or Registration Type?

8/27/2025	New	53,186	Common	0.9401	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

9/3/2025	New	110,668	Common	0.9036	No	Tomchei Shabbos D’lakewood	Marketing Service Agreement	Restricted	4(a)(2)

9/15/2025	New	450,000	Common	0.80	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

10/29/2025	New	300,000	Common	1.00	No	White Lion Capital LLC	ELOC Commitment Fee Shares	Unrestricted	4(a)(2)

11/18/2025	New	315,000	Common	0.7462	No	J2 LABS INC	Service Agreement	Restricted	4(a)(2)

11/25/2025	New	69,444	Common	0.72	No	White Lion Capital LLC	ELOC Commitment Fee Shares	Unrestricted	4(a)(2)

11/26/2025	New	50,000	Common	0.612	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

11/26/2025	New	50,000	Common	0.602	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

11/28/2025	New	100,000	Common	0.590	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

12/2/2025	New	50,000	Common	0.623	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

12/2/2025	New	50,000	Common	0.601	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

12/3/2025	New	48,004	Common	0.597	No	White Lion Capital LLC	ELOC shares sales	Unrestricted	4(a)(2)

(1)	Gives effect to a 1:15 reverse stock split effective as of February 23, 2023 and/or a 1:17 reverse stock split effective as of July 1, 2024.

(2)	On March 13, 2023, the Company entered into a securities purchase agreement with Armistice Capital Master Fund, Ltd. pursuant to which the Company issued, in a private placement, (i) an aggregate of 9,120 shares of common stock together with accompanying common warrants, (ii) pre-funded warrants exercisable for an aggregate of 52,800 shares of common stock at an exercise price of $0.017 per share together with accompanying common warrants, and (iii) common warrants to purchase up to an aggregate of 123,839 shares of common stock at an exercise price of $60.35 per share, representing 200% of the shares of common stock issued and issuable upon exercise of the pre-funded warrants, at a purchase price of $64.60 per common unit and $64.583 per pre-funded unit. In addition, the Company issued to the placement agent a warrant to purchase up to an aggregate of 3,096 shares of common stock at an exercise price of $66.47 per share. The securities were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. All share and per share amounts have been adjusted to give effect to the Company’s 1-for-17 reverse stock split effected on July 1, 2024.

(3)	Reflects issuance of Series G Warrants pursuant to Series F Inducement Agreement dated December 12, 2023 exercisable at an initial exercise price of $10.71, subsequently reset to $4.42 per share on May 10, 2024.

(4)	Reflects issuance of Common Stock in exchange for 17,647 Series B Warrants pursuant to Exchange Offer of Warrants to Purchase Common Stock and Amendment dated December 12, 2023.

(5)	On June 18, 2025, the Company entered into a securities purchase agreement with Sabby Volatility Warrant Master Fund, Ltd. pursuant to which the Company issued, in a private placement that closed on or about June 20, 2025, (i) pre-funded warrants to purchase up to 1,488,096 shares of common stock at an exercise price of $0.001 per share and (ii) warrants to purchase up to 2,976,192 shares of common stock at an exercise price of $1.43 per share. The private placement was priced at the market at a combined purchase price of $1.68 per share of common stock and accompanying warrant. The securities were offered and sold pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The shares of common stock issuable upon exercise of the pre-funded warrants and warrants were registered for resale pursuant to a registration statement on Form S-1, which was declared effective by the Securities and Exchange Commission on July 3, 2025. See footnote (6) for a description of placement agent warrants issued in connection with the private placement.

(6)	In connection with the private placement described in footnote (5), the Company issued to H.C. Wainwright & Co., LLC and/or its designees placement agent warrants to purchase up to an aggregate of 104,167 shares of common stock at an exercise price of $2.10 per share. The placement agent warrants have substantially the same terms as the investor warrants issued in the private placement and were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The shares of common stock issuable upon exercise of the placement agent warrants were registered for resale pursuant to the registration statement on Form S-1 described in footnote (5).

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Item 16. Exhibits and Financial Statement Schedules

(a) The exhibits set forth below have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K.

(b) Financial statement schedules have been omitted, as the information required to be set forth therein is included in the consolidated financial statements or notes thereto incorporated by reference into the prospectus forming part of this registration statement.

Exhibit No.	Description

1.1	At The Market Offering Agreement dated as of August 13, 2025 between the Company and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Company on August 14, 2025).

3.1	Articles of Incorporation of Eye on Media Network, Inc. (now, Reliance Global Group, Inc.) as amended through October 19, 2018 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 8, 2020 (File No. 333-249381)).

3.2	Bylaws of Eye on Media Network, Inc. (now, Reliance Global Group, Inc.) (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 8, 2020 (File No. 333-249381)).

3.3	Articles of Amendment to the Articles of Incorporation of Reliance Global Group, Inc. dated February 3, 2021 (incorporated herein by reference to Exhibit 3.9 to Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 5, 2021 (SEC File No. 333-249381)).

3.4	Articles of Amendment to the Articles of Incorporation of Reliance Global Group, Inc. dated December 23, 2021 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2022 (SEC File No. 001-40020)).

3.5	Articles of Amendment to the Articles of Incorporation of Reliance Global Group, Inc. dated February 16, 2023 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2023 (SEC File No. 001-40020)).

3.6	Medigap Healthcare Insurance Agency LLC Formation and Assignment Documents (incorporated herein by reference to Exhibit 3.11 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022 (SEC File No. 001-40020)).

3.7	Articles of Amendment to the Articles of Incorporation of Reliance Global Group, Inc. dated November 27, 2023 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2023 (SEC File No. 001-40020)).

3.8	Certificate of Amendment to the registrant’s Amended and Restated Articles of Incorporation, as amended, dated June 26, 2024 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2024 (SEC File No. 001-40020)).

3.9	Amendment No. 1 to Bylaws (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025).

3.10	Articles of Amendment to Articles of Incorporation, as Amended, effective February 7, 2025 incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2025.

4.1	Form of Series C Warrant (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2022 (SEC File No. 001-40020)).

4.2	Form of Series D Warrant (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2022 (SEC File No. 001-40020)).

4.3	Series G Common Stock Purchase Warrant dated as of December 12, 2023, by and between Reliance Global Group, Inc. and Armistice Capital Master Fund Ltd. (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2023).

4.4	Form of Senior Indenture (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (File No. 333-275190) filed on October 27, 2023).

4.5	Form of Subordinated Indenture (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (File No. 333-275190) filed on October 27, 2023).

4.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on June 23, 2025)

4.7	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on June 23, 2025)

4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on June 23, 2025)

4.9*	Form of Pre-Funded Warrant

4.10*	Form of Placement Agent Warrant

5.1*	Opinion of Zarif Law Group P.C. as to the validity of the securities being registered

10.1	Securities Purchase Agreement between Reliance Global Group, Inc. and Nsure, Inc. dated February 19, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 8, 2020 (SEC File No. 333-249381)).

10.2	Irrevocable Assignment & Acquisition Agreement between Reliance Global Holdings, LLC and Ezra Beyman effective as of June 3, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 8, 2020 (File No. 333-249381)).

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10.3	Lease between Coverage Consultants Unlimited, Inc. and Commercial Coverage Solutions, LLC dated August 17, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (Amendment No. 3) filed with the Securities and Exchange Commission on January 28, 2021 (File No. 333-249381)).

10.4	Master Credit Agreement between Southwestern Montana Insurance Center, LLC and Oak Street Funding LLC dated April 3, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Amendment No. 1) filed with the Securities and Exchange Commission on December 4, 2020 (File No. 333-249381)).

10.5†	Reliance Global Group Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (Amendment No. 3) filed with the Securities and Exchange Commission on January 28, 2021 (File No. 333-249381)).

10.6	Amendment No. 1 to Securities Purchase Agreement between Nsure Inc. and Reliance Global Group, Inc. dated October 8, 2020 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (Amendment No. 3) filed with the Securities and Exchange Commission on January 28, 2021 (File No. 333-249381)).

10.7	Form of Warrant Agent Agreement between Reliance Global Group, Inc. and VStock Transfer, LLC (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (Amendment No. 3) filed with the Securities and Exchange Commission on January 28, 2021 (File No. 333-249381)).

10.8	Purchase Agreement among Kush Benefit Solutions, LLC, J.P. Kush and Associates, Inc. and Joshua Kushnereit dated May 12, 2021 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021 (SEC File No. 001-40020)).

10.9	Form of Securities Purchase Agreement among Reliance Global Group, Inc. and the investors identified on the signature pages thereto dated as of December 22, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021 (SEC File No. 001-40020)).

10.10	Form of Registration Rights Agreement 2021 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021 (SEC File No. 001-40020)).

10.11	Form of Series B Warrant (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021 (SEC File No. 001-40020)).

10.12	Form of Certificate of Designation for Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2021 (SEC File No. 001-40020)).

10.13	Asset Purchase Agreement between Reliance Global Group, Inc. and Medigap Healthcare Insurance Company, LLC and the sole member thereof entered into agreement as of December 21, 2021 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2022 (SEC File No. 001-40020)).

10.14	Form of Investor Exchange Agreement between Reliance Global Group, Inc. and the parties signatory to the agreement dated as of March 23, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2022 (SEC File No. 001-40020)).

10.15	Form of Medigap Exchange Agreement between Reliance Global Group, Inc. and the parties signatory to the agreement dated as of March 23, 2022 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2022 (SEC File No. 001-40020)).

10.16	Asset Purchase Agreement between RELI Exchange, LLC and Barra & Associates, LLC dated April 26, 2022 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2022 (File Number 001-40020)).

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10.17	Security Agreement between Medigap Healthcare Insurance Agency, LLC and Oak Street Funding LLC dated April 26, 2022 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022 (File Number 001-40020))

10.18†	Employment Agreement between Reliance Global Group, Inc. and Grant Barra dated April 26, 2022 Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022 (File Number 001-40020))Ex. 10.3

10.19	Promissory Note issued by Reliance Global Group, Inc. to YES Americana Group LLC on September 13, 2022 (incorporated herein by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 (SEC File No. 001-40020)).

10.20	Amendment No. 1 to the Promissory Note between Reliance Global Group, Inc. and YES Americana Group, LLC, dated as of February 7, 2023 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2023 (SEC File No. 001-40020)).

10.21†	Promotion Letter by and between Reliance Global Group, Inc. and Joel Markovits dated as of December 28, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2023 (SEC File No. 001-40020)).

10.22	Securities Purchase Agreement, dated March 13, 2023, between Reliance Global Group, Inc. and Investor (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023 (SEC File No. 001-40020)).

10.23	Form of Warrant (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023 (SEC File No. 001-40020)).

10.24	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023 (SEC File No. 001-40020)).

10.25	Form of Placement Agent Warrant (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023 (SEC File No. 001-40020)).

10.26	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2023 (SEC File No. 001-40020)).

10.27	Second Amendment to the Purchase Agreement, dated as of May 18, 2023, by and between Reliance Global Group, Inc., Fortman Insurance Services, LLC, Fortman Insurance Agency, LLC, Jonathan Fortman, and Zachary Fortman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2023).

10.28	Confidential Settlement and Mutual General Release Agreement, dated as of June 30, 2023, by and among the registrant, Medigap Healthcare Insurance Agency, LLC, Pagidem, LLC f/k/a Medigap Healthcare Insurance Company, LLC, Joseph J. Bilotti, III, Kyle Perrin, Zachary Lewis, T65 Health Insurance Solutions, Inc. f/k/a T65 Health Solutions, Inc., and Seniors First Life, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2023).

10.29	Amendment #1 to the Purchase Agreement, dated as of September 29, 2023, by and between Reliance Global Group, Inc., Southwestern Montana Insurance Center, LLC, Southwestern Montana Financial Center, Inc., and Julie A. Blockey (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 4, 2023).

10.30†	Reliance Global Group Inc. 2023 Equity Incentive Plan (incorporated by reference to Appendix I to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 4, 2023 (File No. 001-40020)).

10.31	Inducement Offer to Extend Existing Warrants, dated as of December 12, 2023, by and between Reliance Global Group, Inc. and Armistice Capital Master Fund Ltd. Blockey (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 13, 2023).

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10.32	Inducement Offer to Exercise Series F Warrants to Subscribe for Common Shares, dated as of December 12, 2023, by and between Reliance Global Group, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 13, 2023).

10.33	Exchange Offer of Warrants to Purchase Common Stock and Amendment, dated as of December 12, 2023, by and between Reliance Global Group, Inc. and Hudson Bay Master Fund Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 13, 2023).

10.34	Third Amendment to the Purchase Agreement, dated as of January 11, 2024, by and between Reliance Global Group, Inc., Fortman Insurance Services, LLC, Fortman Insurance Agency, LLC, Jonathan Fortman, and Zachary Fortman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2024).

10.35†	Executive Employment Agreement, dated January 25, 2024, between the Company and Ezra Beyman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 31, 2024).

10.36	At Market Issuance Sales Agreement, dated February 15, 2024, by and between the registrant and EF Hutton LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2024).

10.37	Amended and Restated Stock Exchange Agreement by and among Reliance Global Group, Inc., Jonathan S. Spetner, Agudath Israel of America, and Spetner Associates, Inc., dated as of September 6, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 9, 2024).

10.38	Amendment No. 1 to Amended and Restated Stock Exchange Agreement by and among Reliance Global Group, Inc., Spetner Associates, Inc., Jonathan Spetner, and Agudath Israel of America, dated as of October 29, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2024).

10.39	Reliance Global Group, Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-284386) filed on January 21, 2025).

10.40	Amended No. 2 to Amended and Restated Stock Exchange Agreement by and among Reliance Global Group, Inc. Spenter Associates, Inc., Jonathan Spenter, and Agudath Israel of America, dated as of February 20, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 26, 2025).

10.41	Reliance Global Group, Inc. 2025 Equity Inventive Plan (incorporated by reference to Appendix I to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2025).

10.42	Revolving Credit Facility Agreement, dated as of March 5, 2025, by and among the registrant and YES Americana Group, LLC (incorporated by reference to Exhibit 10.41 to the registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025).

10.43	Revolving Note issued by the registrant in favor of YES Americana Group, LLC on March 5, 2025 (incorporated by reference to Exhibit 10.42 to the registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025).

10.44	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 23, 2025)

10.45	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 23, 2025)

10.46	Amendment No. 1 to the Revolving Credit Facility Agreement, dated June 24, 2025, by and among Reliance Global Group, Inc. and YES Americana Group, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 24, 2025).

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10.47	Amendment No. 1 to the Revolving Note issued by Reliance Global Group, Inc. in favor of Yes Americana Group, LLC on June 24, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 24, 2025)

10.48	Asset Purchase Agreement, between the Company, Fortman Insurance Services, LLC and Fortman Insurance Agency, LLC, dated July 7, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 11, 2025).

10.49	Common Stock Purchase Agreement between the Company and White Lion Capital, LLC, dated August 26, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 27, 2025).

10.50	Registration Rights Agreement between the Company and White Lion Capital, LLC, dated August 26, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 27, 2025).

10.51

Interim Crypto Purchase Agreement, entered into between the Company and Moshe Fishman, dated September 16, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 19, 2025).

10.52	Asset Purchase Agreement, between the Company, Fortman Insurance Services, LLC and Fortman Insurance Agency, LLC, dated July 7, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2025).

10.53

Amendment No. 1 to the Common Stock Purchase Agreement between the Company and White Lion Capital LLC, effective November 5, 2025 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025).

10.54	Advisory Agreement, between the Company and Convergence Strategy Partners , LLC, dated November 18, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 21, 2025.

10.55*	Form of Securities Purchase Agreement

21.1*	List of subsidiaries

23.1*	Consent of Urish Popeck & Co., LLC.

23.2*	Consent of Mazars USA LLP.

23.4*	Consent of Zarif Law Group P.C. (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page).

97.1†	Compensation Recovery Policy of Reliance Global Group, Inc., dated November 13, 2023 (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K/A filed on April 8, 2025).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

107*	Filing Fee Table.

*	To be filed by amendment
†	Includes management contracts and compensation plans and arrangements

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.
4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or in a document incorporated or deemed to be incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or in any such document immediately prior to such date of first use.
5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting or placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
7.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
8.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
9.	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of New Jersey, on [   ], 2025.

RELIANCE GLOBAL GROUP, INC.

By:
Ezra Beyman
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Ezra Beyman, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all additional registration statements relating to the Registration Statement and filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent or his substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Chief Executive Officer and Executive Chairman and Director
Ezra Beyman	(Principal Executive Officer)	[ ], 2025

Chief Financial Officer
Joel Markovits	(Principal Financial and Accounting Officer)	[ ], 2025

Director
Alex Blumenfrucht		[ ], 2025

Director
Sheldon Brickman		[ ], 2025

Director
Ben Fruchtzweig		[ ], 2025

Director
Scott Korman		[ ], 2025

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